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                                                                   Exhibit 99.02


For information concerning sixteen purported class actions and one multi-party suit, with substantially the same allegations, commenced in various courts against certain subsidiaries of the Company, dozens of other insurers and the National Council on Compensation Insurance ("NCCI"), see the description that appears in the second and third paragraphs under the caption "Legal Proceedings" beginning on pages 17 and 18 of the Annual Report on Form 10-K of the Company for the year ended December 31, 2000 (File No. 1-14328), which description is included as Exhibit 99.01 to this Form 10-Q and incorporated by reference herein. In March 2001, the New York trial court dismissed the complaint with prejudice against all defendants. Plaintiffs appealed that decision in April 2001. The Missouri trial court also entered a partial dismissal of the complaint without prejudice on April 2001.